Filed pursuant to Rule 497(a)
File No. 333-259996
Rule 482ad

FUNDRISE

Portfolio Update: Preferred equity investment in the Dallas metro area



The Fundrise Income Real Estate Fund is earning 14.00%[1] gross annual returns through a preferred equity investment in a 188-unit horizontal multifamily community in one of the fastest-growing counties in the U.S.

The opportunity:

- **14.00%[1] gross annual return** in the Dallas metro area
- **High-growth market** with 4.3% annual population growth expected
- **Differentiated product** offering single-family privacy with community amenities
- **Strategic location** in Denton County (6th fastest-growing in U.S.)

This type of fixed-return real estate investment helps the ***Income Real Estate Fund maintain its 7.75%² annualized distribution rate***, providing stability while traditional income products fluctuate with market conditions.

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The Income Real Estate Fund focuses on income-oriented real estate investments designed to deliver consistent distributions through diversified holdings in growing markets.

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1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other financings), the performance of this asset to the investor is currently unknowable and may ultimately be lower or higher than the stated rate.

2. As of July 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

FUNDRISE

Featured Investment: Aubrey, TX horizontal multifamily community



The Fundrise Income Real Estate Fund holds a compelling preferred equity investment: a 188-unit horizontal multifamily community in Aubrey, Texas, structured to deliver a 14.00%[1] gross annual return.

Investment highlights

- **14.00%[1] gross annual return** on preferred equity structure
- **Strategic location** in Denton County (6th fastest-growing county in U.S.)
- **Differentiated product** combining single-family privacy with community amenities

Why this matters

This investment demonstrates the Income Fund's approach of targeting fixed-return real estate investments in high-growth markets with differentiated product types. The horizontal multifamily format offers residents private backyards and single-family home feel within professionally managed communities — an emerging category seeing strong tenant demand.

The preferred equity structure provides priority distributions and senior positioning in the capital stack, offering both attractive yield and enhanced downside protection. This approach reflects our focus on investments that deliver consistent income backed by real assets, independent of market volatility.

Market fundamentals

Located one mile from US 380 with direct access to major Dallas-area employment centers, this development sits in a market where population is expected to grow 4.3% annually through 2029. The property will sit within a larger master plan including for-sale homes, townhomes, and future retail, creating a mixed-use environment that supports long-term tenant appeal.

Key nearby employers include the University of North Texas, Peterbilt Motors, Conifer Health Solutions, and several major healthcare institutions, supporting sustained rental demand in this high-growth corridor.

Income stability in uncertain times

In today's environment of market uncertainty, fixed-return investments like this help **the Income Fund maintain its 7.75%[2] annualized distribution rate** through real asset-backed returns that provide stability independent of traditional market fluctuations.

About the Income Real Estate Fund

The Income Fund focuses on income-oriented real estate investments designed to deliver consistent distributions. The fund deploys capital into a diversified portfolio of stabilized properties and preferred equity positions in growing markets. By targeting attractive risk-adjusted returns through senior capital structures, the fund provides individual investors access to institutional-quality real estate investments typically reserved for large institutions.

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1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other financings), the performance of this asset to the investor is currently unknowable and may ultimately be lower or higher than the stated rate.

2. As of July 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

Disclosure: An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained at fundrise.com/income. Investors should read the prospectus carefully before investing.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036